Room 4561
Via fax (650) 232-0229

December 11, 2007

Kenneth D. Denman
Chairman, President and CEO
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **iPass, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File no. 0-50327**

Dear Mr. Denman:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1A. Risk Factors, page 16

1.   We note from your disclosures on page 16 that you do business in the Middle East and Africa. Please advise us of all the countries in the Middle East in which you operate and do business.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Usage Fees, page 44

2.   We note that for certain contractual relationships, acquired from GoRemote, the
Company must make judgments with regards to the specific facts and
circumstances surrounding each provider relationship to determine which portion
of your revenue you provide as a reseller and which portion you provide as an
agent in order to determine whether revenue should be recognized on a gross
versus net basis. Please tell us how you consider each of the factors of EITF 99-
19 in analyzing these arrangements and include in your analysis specific
examples of its application. For instance, we note you have one significant
provider arrangement for which revenues are accounted for on a net basis. Please
provide the analysis for this arrangement under EITF 99-19 and explain how this
provider differs from all other provider arrangements where revenues are
accounted for on a gross basis. Also, tell us the amount of revenues recognized
for each period on both a gross and net basis.

License and Maintenance, page 45

3.   We note that the Company enters into multiple-element arrangements, which
include licenses and maintenance services for which VSOE of fair value is
established by the price charged when each element is sold separately. Please
explain the methodology used to determine VSOE of each undelivered element
and specifically describe the various factors that affect your analysis including
customer type and other pricing factors (e.g., geographic region, purchase
volume, competitive pricing, etc.). In your response, please tell us the volume
and range of standalone sales used to establish VSOE for each applicable element.
Additionally, please address if VSOE varies from customer to customer and, if so,
how you can reasonably estimate VSOE. Further, if VSOE for maintenance
services is based on contractually stated renewal rates, then tell us how you
determined such rates are substantive and tell us what percentage of your
customers actually renew at such rates. In your response, tell us how you
considered the guidance in paragraphs 10 and 57 of SOP 97-2.

4.   Please tell us what percentages of your revenues are from (a) licenses and (b)
subscriptions for each period presented. Further, tell us how you considered Rule
5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service
revenue and their respective costs. In this regard, tell us whether you consider
your subscription arrangements to be product or services. If your subscription
revenues are greater than 10% of total revenues, then please tell us how you

considered including a separate line item for bundled arrangements in your consolidated income statement.

Note 4. Short-Term Investments, page 50

5.   We note that at December 31, 2006 your short-term investment portfolio included $25.1 million of auction rate securities. Tell us the amount of auction rate securities held at September 30, 2007, if any, and tell us the related cost and fair value of such securities at your latest balance sheet date. Tell us how you determined the value of the underlying credit for these securities. In this regard, tell us what impact the recent uncertainties in the credit market have had on your portfolio. Also, tell us whether you have identified any auction rate securities for which auctions have been unsuccessful and if so, tell us what impact this has had on the liquidity of your portfolio.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 1. Basis of Presentation

Reclassifications, page 6

6.   We note your disclosures regarding the reclassification adjustments in the Company's Condensed Consolidated Statements of Cash Flows for the nine months ended, September 30, 2006. We further note that the Company made similar adjustments in your June 30, 2007 Form 10-Q to the cash flow statement for the six months ended June 30, 2006. It appears that these "reclassifications" were discovered during the preparation of the Company's December 31, 2006 Form 10-K as you included similar adjustments for fiscal years 2005 and 2004 in such filing. Please tell us how you determined, at that time, that these adjustments were not material to the Company's quarterly financial statements as previously filed in 2006 and why you believed that amendments to the 2006 Forms 10-Q were not necessary. Tell us how you considered SFAS 154 in determining that these reclassification adjustments were not corrections of errors and tell us how you analyzed these adjustments for each period pursuant to SAB 99. Further, please explain why your March 31, 2007 Form 10-Q did not include any reclassification adjustments for the three months ended March 31, 2006.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Kenneth D. Denman
iPass, Inc.
December 11, 2007
Page 4

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief